SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Report on Form 6-K dated For the month of April, 2009

VOTORANTIM PULP and PAPER INC.
(Translation of Registrant’s Name Into English)

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

 (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-________)

VOTORANTIM CELULOSE E PAPEL S.A.
Publicly Held Company
CNPJ/MF n. 60.643.228/0001-21
NIRE: 35.300.022.807

MATERIAL EVENT NOTICE

Pursuant to CVM Instruction no. 358/02 and article 157, paragraph 4 of Law no. 6,404/76 (“BCL”), VOTORANTIM CELULOSE E PAPEL S.A. (“VCP”) announces that it has timely filed with the Brazilian securities commission (“CVM”) a request to register a mandatory change of control tender offer that seeks to buy any and all of the outstanding common shares issued by Aracruz Celulose S.A. (“Aracruz”).  As required under the BCL, VCP will offer holders of Aracruz common shares R$17.0031 per Aracruz common share, which corresponds to 80% of the purchase price that VCP paid to purchase the Aracruz common shares owned by the Lorentzen, Moreira Salles, Almeida Braga and Safra families.  Pursuant to the BCL, such mandatory change of control tender offer to purchase outstanding common shares of a company is required to be launched by an acquirer of a company's corporate control.

São Paulo, April 7, 2009.

Paulo Prignolato
Investor Relations Officer

The tender offer referred to in this notice is only for Aracruz common shares, which are not securities (i) that are registered, or subject to registration, with the Securities and Exchange Commission or (ii) that underlie the Aracruz ADRs.  Therefore, the tender offer referred to in this notice is not being made in the United States or to holders of Aracruz ADRs; neither does it seek to buy securities that are registered, or subject to registration, with the Securities and Exchange Commission.  The tender offer referred to in this notice may not, and will not, be conducted in the United States absent registration or an exemption from registration.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

VOTORANTIM PULP and PAPER INC. (Registrant)

Date: April 8, 2009	By:	/s/ Paulo Prignolato
Name: Paulo Prignolato
Title: Chief Financial Officer